For the year ended October 31, 1998
File number 811-3981
Series 1

                          SUB-ITEM 77J


              Reclassification of Capital Accounts

      The Fund accounts and reports for distributions to shareholders in accordance with the American Institute of Certified Public Accountants' Statement of Position 93-2:
Determination, Disclosure, and financial Statement Presentation of Income, Capital Gains, and Return of Capital Distributions by Investment Companies. The effect for the Series of applying this statement was to increase accumulated net investment loss and increase accumulated net realized gain on investment by $5,959,885 for realized foreign currency losses and mark to market of foreign investment companies during the year ended October 31, 1998. Net investment income, net realized gains and net assets were not affected by this change.